    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 1997

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                         TENNESSEE GAS PIPELINE COMPANY
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                          74-1056569
 (State or other jurisdiction of incorporation or         (I.R.S. Employer Identification No.)
                   organization)

              EL PASO ENERGY BUILDING                              BRITTON WHITE, JR.
                  1001 LOUISIANA                      EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
               HOUSTON, TEXAS 77002                            EL PASO NATURAL GAS COMPANY
                  (713) 757-2131                                     1001 LOUISIANA
(Address, including zip code, and telephone number,                HOUSTON, TEXAS 77002
                     including                                       (713) 757-2131
  area code, of registrant's principal executive    (Name, address, including zip code, and telephone
                     offices)                                            number,
                                                       including area code, of agent for service)

                             ---------------------
                                   Copies to:

                          GARY PAUL COOPERSTEIN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined in light of market conditions and other factors.

                             ---------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM PROPOSED MAXIMUM
                                                         OFFERING PRICE      AGGREGATE       AMOUNT OF
TITLE OF EACH CLASS OF                    AMOUNT TO BE         PER           OFFERING       REGISTRATION
SECURITIES TO BE REGISTERED              REGISTERED(1)     UNIT(1)(2)       PRICE(1)(2)        FEE(1)
----------------------------------------------------------------------------------------------------------
Debt Securities.........................  $1,000,000,000       100%       $1,000,000,000      $303,031
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

(1) There are being registered hereunder such presently indeterminate principal amount of Debt Securities with an aggregate initial offering price not to exceed $1,000,000,000.

(2) Estimated solely for the purpose of determining the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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--------------------------------------------------------------------------------

*******************************************************************************
*    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A    *
*    REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED       *
*    WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT    *
*    BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE          *
*    REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT      *
*    CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR   *
*    SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*    OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR   *
*    QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.               *
*******************************************************************************

                 SUBJECT TO COMPLETION, DATED JANUARY 22, 1997

PROSPECTUS

                         TENNESSEE GAS PIPELINE COMPANY

                                 $1,000,000,000

                                DEBT SECURITIES

                             ---------------------

     Tennessee Gas Pipeline Company ("TGP") may offer and sell from time to time in one or more series its unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"). The Debt Securities will be limited to an aggregate initial public offering price not to exceed $1,000,000,000, or the equivalent thereof in one or more foreign currencies, including composite currencies. The Debt Securities may be offered, separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     Certain specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered will be set forth in a related Prospectus Supplement, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, maturities, interest rate or rates (which may be fixed or variable), the date or dates on which interest, if any, shall be payable, the place or places where principal of and premium, if any, and interest, if any, on such Debt Securities of the series will be payable, terms of optional or mandatory redemption or any sinking fund or analogous provisions, currency or currencies, or currency unit or currency units of denomination and payment if other than U.S. dollars, the initial public offering price, terms relating to temporary or permanent global securities, provisions regarding convertibility, if any, provisions regarding registration of transfer or exchange, the proceeds to TGP and other special terms.

     The Debt Securities may be offered and sold to or through underwriters, dealers or agents as designated from time to time, or through a combination of such methods, and also may be offered and sold directly to one or more other purchasers. See "Plan of Distribution." The names of, and the principal amounts to be purchased by, underwriters, dealers or agents, and the compensation of such underwriters, dealers or agents, including any applicable fees, commissions, and discounts, will be set forth in the related Prospectus Supplement. No Debt Securities may be sold without delivery of a Prospectus Supplement describing such series or issue of Debt Securities and the method and terms of offering thereof.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

               The date of this Prospectus is             , 1997.

                             AVAILABLE INFORMATION

     TGP is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. As long as securities of the Company are listed on the New York Stock Exchange, such reports and other information can also be inspected at the offices of such exchange, 20 Broad Street, New York, New York.

     This Prospectus does not contain all of the information set forth in TGP's Registration Statement, of which this Prospectus is a part, filed with the Commission (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to such Registration Statement for further information with respect to TGP and the Debt Securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission by TGP pursuant to the Exchange Act are incorporated herein by reference:

1. TGP's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended pursuant to a Form 10-K/A dated October 30, 1996 (collectively, the "Form 10-K"); (pursuant to Rule 412 under the Securities Act, the financial information and management's discussion and analysis of financial condition and results of operations included in the Form 10-K have been modified and superceded by the financial information and management's discussion and analysis of results of operations ("MD&A") included in the January Form 8-K (as defined) and such modified and superceded financial information and management's discussion and analysis of financial condition and results of operations therefore do not constitute a part of the Registration Statement);

2. TGP's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, June 30, 1996 and September 30, 1996 (collectively, the "Form 10-Qs"); (pursuant to Rule 412 under the Securities Act, the financial information and management's discussion and analysis of financial condition and results of operations included in the Form 10-Qs have been modified and superceded by the financial information and MD&A included in the January Form 8-K and such modified and superceded financial information and management's discussion and analysis of financial condition and results of operations therefore do not constitute a part of the Registration Statement);

3. TGP's Current Report on Form 8-K filed December 26, 1996, as amended pursuant to a Form 8-K/A dated January 21, 1997 (the "December Form 8-K"); and

4. TGP's Current Report on Form 8-K filed January 22, 1997 (the "January Form 8-K").

     All documents filed by TGP pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     TGP will provide without charge to each person, including any beneficial owner of a Debt Security, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Stacy J. James, Secretary, Tennessee Gas Pipeline Company, 1001 Louisiana, Houston, Texas 77002.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus and the accompanying Prospectus Supplement contain or incorporate by reference forward-looking statements. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, TGP cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, TGP or its management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe", "expect", "estimate" and "anticipate" and similar expressions identify forward-looking statements.

                                  THE COMPANY

GENERAL

     TGP is a wholly owned subsidiary of El Paso Tennessee Pipeline Co. ("El Paso Tennessee"), which in turn is an indirect subsidiary of El Paso Natural Gas Company ("El Paso"). Unless the context otherwise requires, references herein to the "Company" shall mean TGP and all of its subsidiaries.

     The major businesses of the Company consist of the interstate transportation of natural gas, gas marketing, intrastate pipeline operations, international pipelines and power generation and domestic power generation operations. Prior to the Distributions and Merger described below, the Company also was engaged in the manufacture and sale of automotive exhaust system parts and ride control products; the manufacture and sale of packaging materials, cartons, containers and specialty packaging products for consumer and commercial markets; and the construction and repair of ships.

     TGP is a Delaware corporation with its principal executive offices located at 1001 Louisiana, Houston, Texas 77002. Its telephone number at that address is 713-757-2131.

ACQUISITION BY EL PASO

     On December 12, 1996 (the "Merger Effective Time"), El Paso Merger Company, an indirect subsidiary of El Paso ("El Paso Merger Sub"), and Tenneco Inc. ("Old Tenneco"), completed a merger (the "Merger") in which El Paso Merger Sub merged with and into Old Tenneco, which became an indirect subsidiary of El Paso. In the Merger, Old Tenneco changed its name to "El Paso Tennessee Pipeline Co." (referred to herein as "El Paso Tennessee"). Prior to the Merger, Old Tenneco and its subsidiaries, including TGP, effected various intercompany transfers and distributions which restructured, divided and separated their businesses, assets and liabilities so that all the assets, liabilities and operations related to their automotive parts, packaging and administrative services businesses (collectively, the "Industrial Business") and their shipbuilding business (the "Shipbuilding Business") were spun-off to Old Tenneco's then existing common stockholders (the "Distributions"). The entity consisting of the Industrial Business was subsequently renamed "Tenneco Inc." ("New Tenneco"). Following the Distributions, the remaining operations of Old Tenneco, including those of TGP, consisted primarily of those operations related to the transmission and marketing of natural gas. As a result of the Merger, El Paso indirectly owns 100% of the common stock of El Paso Tennessee, representing at the effective time of the Merger approximately 75% of the equity value of El Paso Tennessee; the balance of the equity value of El Paso Tennessee is held by the holders of its 8 1/4% Cumulative Preferred Stock, Series A, which was originally issued in a registered public offering in November 1996 and remained outstanding after the Merger.

     El Paso is engaged in a comprehensive review of the business and operations of the Company. Following completion of such review, El Paso intends to integrate, for the most part, the operations of the Company to increase operating and administrative efficiency through consolidation and reengineering of facilities, workforce reductions and coordination of purchasing, sales and marketing activities. El Paso anticipates that the complementary interstate and intrastate pipeline operations and gas marketing activities of El Paso and the Company should provide the combined company with increased operating flexibility and access to additional customers and markets, although the amount and timing of realization of such benefits will depend upon the ability of El Paso to integrate successfully the business and operations of the companies, and the time period over which such integration is effected.

INTERSTATE PIPELINE OPERATIONS

     The interstate pipeline operations of the Company include the pipeline systems of TGP and its wholly owned subsidiaries Midwestern Gas Transmission Company ("Midwestern") and East Tennessee Natural Gas Company ("East Tennessee"), as well as certain joint ventures, which are primarily engaged in the transportation and storage of natural gas for producers, marketers, end-users and other gas transmission and distribution companies. TGP's multiple-line system begins in the gas-producing regions of Texas and Louisiana, including the continental shelf of the Gulf of Mexico, and extends into the northeastern section of the United States, including the New York City and Boston metropolitan areas. Midwestern's pipeline system extends from Portland, Tennessee, to Chicago, and principally serves the Chicago metropolitan area. East Tennessee's pipeline system serves the states of Tennessee, Virginia and Georgia. Net revenues from the interstate gas sales and transportation operations of the Company accounted for approximately 40%, 39% and 45% of total revenues of the Company for 1995, 1994 and 1993, respectively.

     The interstate gas transmission systems of the Company include approximately 16,300 miles of pipeline, gathering lines and sales laterals (with 14,800 miles operated by TGP, 400 miles operated by Midwestern and 1,100 miles operated by East Tennessee), together with related facilities that include 90 compressor stations with an aggregate of approximately 1.5 million horsepower. The Company also has interests in or contractual rights to six underground and above-ground gas storage facilities to permit increased deliveries of gas during peak demand periods. The total design delivery capacity of the Company's interstate systems as of December 31, 1995 was approximately 4.8 billion cubic feet ("BCF") of gas per day, and approximately 5.6 BCF on peak demand days, which includes gas withdrawn from storage.

  Gas Sales and Transportation

     The following table sets forth the volumes of gas, stated in billions of British thermal units ("BBtu"), sold and transported by the interstate pipeline systems of the Company for the periods shown.

                                                                    BBTUS
                                                    -------------------------------------
                                                      1995          1994          1993
                                                    ---------     ---------     ---------
        Sales*....................................     95,397       131,097       213,210
        Transportation*...........................  2,139,169     2,183,944     2,118,936
                                                    ---------     ---------     ---------
             Total................................  2,234,566     2,315,041     2,332,146
                                                    =========     =========     =========

---------------

 * Sales and transportation volumes include all natural gas sold or transported by the Company's interstate pipeline systems (including the proportionate share of transportation volumes of the joint ventures in which the Company had interests) and have not been adjusted to reflect the sale of (i) its 50% interest in Kern River Gas Transmission Company ("Kern River") in December 1995, (ii) its 13.2% general partnership interest in Iroquois Gas Transmission System, L.P. ("Iroquois") in June 1996, and (iii) a 100% interest in Viking Gas Transmission Company ("Viking") in 1993. Kern River owns a 904-mile pipeline system extending from Wyoming to California, Iroquois owns a 370-mile pipeline extending from the Canadian border at Waddington, New York to Long Island, New York and Viking owns a 549-mile pipeline extending from the Canadian border near Emerson, Manitoba to Marshfield, Wisconsin. Of the total transportation volumes shown, Kern River transported approximately 135,827 BBtu, 129,964 BBtu and 127,624 BBtu during 1995, 1994 and 1993, respectively, Iroquois transported approximately 45,272 BBtu, 32,489 BBtu and 32,721 BBtu during 1995, 1994 and 1993, respectively, and Viking transported approximately 58,579 BBtu during 1993.

     Customers of the interstate pipeline operations of the Company include natural gas producers, marketers and end-users, as well as other gas transmission and distribution companies. Substantially all of the revenues of these operations are generated under long-term gas transmission contracts entered into between the Company and its customers. Contracts representing approximately 70% of the firm transportation capacity of the interstate pipeline operations of the Company will be expiring over the next five years, principally in the year 2000. Although the Company presently intends to pursue the renegotiation, extension and/or replacement of these contracts, there can be no assurance as to whether the Company will be able to extend or replace these contracts (or a substantial portion thereof) or that the terms of any renegotiated contracts will be as favorable to the Company as the existing contracts. Accordingly, the Company presently is unable to ascertain whether or not the expiration and renegotiation, extension and/or replacement of these transportation contracts will have a material adverse effect on the Company's combined financial position or results of operation.

  Federal Regulation

     TGP and its interstate natural gas pipeline subsidiaries are "natural gas companies" as defined in the Natural Gas Act of 1938, as amended (the "Natural Gas Act"). As such, these companies are subject to the jurisdiction of the Federal Energy Regulatory Commission (the "FERC"). The interstate pipeline operations of the Company are operated pursuant to certificates of public convenience and necessity and other authorizations issued under the Natural Gas Act and pursuant to the Natural Gas Policy Act of 1978. The FERC regulates the interstate transportation and certain sales of natural gas, including, among other things, rates and charges allowed natural gas companies, extensions and abandonments of facilities and service, rates of depreciation and amortization and the accounting system utilized by the companies.

     Prior to the FERC's industry restructuring initiatives in the 1980's, TGP and its interstate pipeline subsidiaries operated primarily as merchants, purchasing natural gas under long-term contracts and reselling the gas to customers, also under long-term contracts. On April 8, 1992, the FERC issued Order 636 ("Order 636"), which restructured the natural gas industry by requiring mandatory unbundling of pipeline sales and transportation services. Numerous parties appealed to the U.S. Court of Appeals for the D.C. Circuit challenging the legality of Order 636 generally, as well as the legality of specific provisions of Order 636. On July 16, 1996, the court issued its decision upholding, in large part, Order 636. The court remanded to the FERC several issues for further explanation, including further explanation of the FERC's decision to allow pipelines to recover 100% of their gas supply realignment ("GSR") costs.

     TGP implemented revisions to its tariff, effective on September 1, 1993, which restructured its transportation, storage and sales services to convert TGP from primarily a merchant to primarily a transporter of gas as required by Order
636. As a result of this restructuring, TGP's gas sales declined while certain obligations to producers under long-term gas supply contracts continued, causing TGP to incur significant restructuring transition costs. See "-- Order 636 Transition Matters" for information concerning costs incurred by TGP to comply with Order 636, the recovery of such costs by TGP from its customers and a proposed settlement with TGP's customers.

     On December 30, 1994, TGP filed for a general rate increase (the "1995 Rate Case"). On January 25, 1995, the FERC accepted the filing, suspended its effectiveness for the maximum period of five months pursuant to normal regulatory process, and set the matter for hearing. On July 1, 1995, TGP began collecting rates, subject to refund, reflecting an $87 million increase in TGP's annual revenue requirement. A Stipulation and Agreement was filed with an administrative law judge ("ALJ") in this proceeding on April 5, 1996. This Stipulation proposed to resolve the rates that are the subject of the 1995 Rate Case, including structural rate design and increased revenue requirements. Under the Stipulation, TGP is required to refund, upon final approval of the Stipulation, the difference between the revenues collected under the July 1, 1995 motion rates and the rates underlying the Stipulation. TGP is reserving revenues it believes adequate to cover the income impact of the Stipulation. On October 30, 1996, the FERC approved the Stipulation resolving the 1995 Rate Case, with certain modifications and clarifications which are not material and which should not cause changes adverse to the Company. Two parties have filed requests for rehearing of the order approving the settlement. TGP believes that the order approving the settlement will be upheld on rehearing.

     For a discussion of recent FERC proceedings relating to the recovery by the Company of certain environmental costs as a component of the rates charged by its interstate pipeline operations see "-- Environmental Matters."

     TGP, as with all interstate pipelines, is subject to FERC audit review of its books and records. TGP currently has an open audit covering the years 1991-1994. The FERC audit staff is expected to issue an audit report in early 1997.

  Competition

     The regulated natural gas pipeline industry is experiencing increasing competition, which results from actions taken by the FERC to strengthen market forces throughout the industry. In a number of key markets, the interstate pipelines of the Company face competitive pressure from other major pipeline systems, enabling local distribution companies and end-users to choose a supplier or switch suppliers based on the short term price of gas and the cost of transportation. The Company also faces varying degrees of competition from alternative energy sources, such as electricity, coal and oil. Competition between pipelines is particularly intense in Midwestern's Chicago and Northern Indiana markets, in East Tennessee's Roanoke, Chattanooga and Atlanta markets, and in TGP's supply area, Louisiana and Texas. In some instances, the Company's pipelines have been required to discount their transportation rates in order to maintain their market share. As noted above, transportation contracts representing approximately 70% of firm interstate transportation capacity will be expiring over the next five years, principally in the year 2000. Future renegotiations of the Company's existing transportation contracts and negotiations with potential new customers could be adversely impacted by the foregoing or other competitive factors. In addition, there can be no assurance that the Company's existing contracts (or a substantial portion thereof) will be renegotiated or that the terms of any renegotiated contracts will be as favorable to the Company as the existing contracts. Accordingly, the Company presently is unable to ascertain whether or not the expiration and renegotiation of these transportation contracts will have a material adverse effect on the Company's combined financial position or results of operation.

  Gas Supply

     With full implementation of Order 636, TGP's firm sales obligations requiring maintenance of long-term gas purchase contracts have declined from over a 1.4 billion Dekatherms or millions of British thermal units ("MMBtus") maximum daily delivery obligation to less than a 200 million MMBtu maximum daily delivery obligation at September 30, 1996. TGP has substantially reduced its natural gas purchase portfolio in line with these requirements through termination and assignment to third parties. Although TGP's requirements for purchased gas are substantially less than prior to its implementation of Order 636, TGP is pursuing the attachment of gas supplies to its pipeline system for transportation by others. Current gas supply activities include development of offshore and onshore pipeline gathering projects.

GAS MARKETING, INTRASTATE PIPELINES AND RELATED SERVICES

     Certain subsidiaries of TGP are engaged in the businesses of marketing natural gas and owning and operating approximately 1,300 miles of gathering and intrastate pipelines that serve the Texas Gulf Coast and West Texas markets.

     During the nine months ended September 30, 1996, the Company's marketing operations bought, sold and contracted for the transportation of approximately
1.4 BCF of natural gas per day from approximately 200 suppliers, through 40 pipelines to about 400 customers, marketers and end-users. The Company offers a portfolio of products and services which are intended to help distributors, end-users and producers manage their entire gas sales and purchasing processes, from budget control and risk management to flexible takes and daily balances. The Company also owns and manages gas gathering systems and natural gas processing plants in Pennsylvania, Texas, Louisiana and Tennessee. Additionally, the Company owns and operates, either directly or through joint ventures, approximately 1,300 miles of intrastate pipelines in the Texas Gulf Coast and West Texas markets. In addition to offering transportation capacity, these intrastate pipeline operations offer buying, selling and transportation services for 1.3 BCF of natural gas per day, serving approximately 150 suppliers and 50 customers and shippers. The intrastate pipeline operations also provide swing storage services and access to major intrastate and interstate pipelines in Texas. Net revenues from the foregoing operations accounted for approximately 60%, 61% and 55% of the total revenues of the Company for 1995, 1994 and 1993, respectively.

     The following table sets forth the volumes of gas, stated in BBtu, sold and transported by the Company's marketing and intrastate pipeline subsidiaries for the periods indicated:

                                                                      BBTUS
                                                         -------------------------------
                                                          1995        1994        1993
                                                         -------    ---------    -------
        Sales.........................................   642,096      739,432    741,800
        Transportation................................   229,415      273,587    235,940
                                                         -------    ---------    -------
                  Total...............................   871,511    1,013,019    977,740
                                                         =======    =========    =======

INTERNATIONAL AND POWER GENERATION OPERATIONS

     The Company has recently undertaken various activities to extend its traditional activities in North American pipelines to international pipeline, power and energy-related projects, with a current focus on activities in Latin America, Southeast Asia, Australia and Europe. The Company's power unit is involved in developing, building, owning, operating and acquiring energy-related infrastructure, domestically and internationally, by capitalizing on the experience of the Company in major project development and gas technologies, transportation and supply.

     International Pipeline Operations. In 1995, the Company was selected to construct, own and operate a 470-mile natural gas pipeline in Queensland, Australia at a total cost of $170 million. Construction of the pipeline commenced in late 1995 and was completed in December 1996. Additionally, in June 1995 the Company acquired the natural gas pipeline assets of the Pipeline Authority of South Australia ("PASA"), which includes a 488-mile pipeline, for $225 million. In December 1996, the Company realized approximately $400 million through a debt financing involving these projects and a sale of 70% of its equity interest in these projects.

     The Company has interests in a consortium pursuing the development of a natural gas pipeline from Bolivia to Brazil and related gas-fired electric generation plants. Furthermore, in December 1995, the Company was selected by the Beijing Natural Gas Transportation Company ("BGTC") to serve as a paid technical advisor for the construction of China's first major onshore natural gas pipeline. BGTC, a joint venture between the Chinese National Petroleum Corporation and the city of Beijing, is building a 600-mile line linking the Jingbian gas field in central China's Eerdous Basin with Beijing. Construction commenced in March 1996, with an in-service date scheduled for October 1997.

     Power Generation Operations. In May 1996, EPEC Power Generation Company ("EPEC Power"), a subsidiary of TGP previously named Tenneco Power Generation Company, acquired from Energy Equity Corp., Ltd., an Australian company, a 50% interest in two of its subsidiaries which participate in a joint venture which is constructing a 135 megawatt gas-fired power plant in Indonesia. EPEC Power has a 17.5% interest in a 240 megawatt power plant in Springfield, Massachusetts, and 50% interests in two additional cogeneration projects in Florida which have a combined capacity of 220 megawatts. The Company is seeking to monetize its interest in one of these Florida cogeneration projects.

DISCONTINUED AND OTHER OPERATIONS

     The Company holds certain limited assets and is responsible for certain liabilities of the existing and discontinued operations and businesses other than those relating to the Industrial Business or the Shipbuilding Business. These assets and liabilities consist primarily of the Company's remaining interests in various discontinued operations which were engaged in (i) natural gas pipeline transmission, gathering and processing, (ii) chemicals production,
(iii) the manufacture of farm and construction equipment through Case Corporation and related companies, (iv) the extraction of minerals and other natural resources, (v) oil and gas exploration, production and marketing through Tenneco Oil Company and other companies, (vi) agricultural and urban development, and (vii) insurance. The Company has established reserves which it believes are adequate to cover these liabilities. However, the ultimate amount of these liabilities may vary significantly from the amount estimated.

MANAGEMENT

     In connection with the Merger, the directors and most of the executive officers of TGP prior to the Merger resigned effective as of the Merger Effective Time. The following individuals have served as directors and executive officers (holding the offices indicated below) of the Company since that time:

                   NAME                     AGE                      POSITION
------------------------------------------  ---     ------------------------------------------
William A. Wise...........................  51      Chairman of the Board and Director
John W. Somerhalder II....................  41      President and Director
Gilmer R. Abel............................  59      Senior Vice President
H. Brent Austin...........................  42      Senior Vice President and Director
E. Jay Holm...............................  52      Senior Vice President

Directors and Executive Officers

     WILLIAM A. WISE -- Following the Merger, Mr. Wise became the Chairman of the Board and a Director of TGP. Mr. Wise has been Chairman of the Board of El Paso since January 1994 and the President and Chief Executive Officer of El Paso since January 1990. He was President and Chief Operating Officer of El Paso from April 1989 to December 1989. From March 1987 until April 1989, Mr. Wise was an Executive Vice President of El Paso. From January 1984 to February 1987, he was a Senior Vice President of El Paso. He is a member of the Board of Directors of Battle Mountain Gold Company.

     JOHN W. SOMERHALDER II -- Mr. Somerhalder became President and a Director of TGP following the Merger. He is also serving as Senior Vice President of El Paso, which position he has held since November 1996. From January 1990 to November 1996, Mr. Somerhalder served as Vice President of El Paso.

     GILMER R. ABEL -- Mr. Abel has served as Senior Vice President of TGP since April 1995. From November 1985 to April 1995, he served as Vice President of TGP.

     H. BRENT AUSTIN -- Following the Merger, Mr. Austin became the Senior Vice President and a Director of TGP. Mr. Austin has been Executive Vice President of El Paso since May 1995 and he has been Chief Financial Officer of El Paso since April 1992. He was Senior Vice President of El Paso from April 1992 to April 1995. He was Vice President, Planning and Treasurer of Burlington Resources, Inc. ("BR") from November 1990 to March 1992 and Assistant Vice President, Planning of BR from January 1989 to October 1990.

     E. JAY HOLM -- Mr. Holm has served as Senior Vice President of TGP since 1995. From 1990 to 1995 he served as President of Kern River, in which the Company owned a 50% interest.

EMPLOYEES

     As of December 31, 1996, the Company had approximately 2,800 full-time employees. El Paso has informed TGP that a workforce reduction is likely to be part of its plans to integrate the operations of the Company with those of El Paso, although the timing and size of any workforce reduction has not been determined.

PROPERTIES

     The Company believes that substantially all of its facilities and equipment are, in general, well maintained and in good operating condition. They are considered adequate for present needs and, as supplemented by planned construction, are expected to remain adequate for the near future. The Company also believes that it has generally satisfactory title to the properties owned and used in its businesses, subject to liens for current taxes and easements, restrictions and other liens which do not materially detract from the value of such property or the interests therein or the use of such properties in its businesses.

ORDER 636 TRANSITION MATTERS

     Pursuant to the provisions of Order 636 allowing for the recovery of transition costs related to the restructuring, TGP has made filings to recover GSR costs resulting from remaining gas purchase obligations, costs related to its Bastian Bay facilities, the remaining unrecovered balance of purchased gas ("PGA") costs and the "stranded" costs of TGP's continuing contractual obligations to pay for capacity on other pipeline systems ("TBO costs").

     TGP's filings to recover costs related to its Bastian Bay facilities have been rejected by the FERC based on the continued use of the gas production from the field; however, the FERC recognized the ability of TGP to file for the recovery of losses upon disposition of these assets. TGP has filed for appellate review of the FERC actions and is confident that the Bastian Bay costs will ultimately be recovered as transition costs under Order 636; the FERC has not contested the ultimate recoverability of these costs.

     The filings implementing TGP's recovery mechanisms for the following transition costs were accepted by the FERC effective September 1, 1993, subject to refund and pending FERC review and approval for eligibility and prudence: 1) direct-billing of unrecovered PGA costs to its former sales customers over a twelve-month period; 2) recovery of TBO costs, which TGP is obligated to pay under existing contracts, through a surcharge from firm transportation customers, adjusted annually; and 3) recovery of 90% of GSR costs over a period of up to 36 months from firm transportation customers and recovery of 10% of such costs from interruptible transportation customers over a period of up to 60 months.

     Following negotiations with its customers, TGP filed in July 1994 with the FERC a Stipulation and Agreement (the "PGA Stipulation"), which provides for the recovery of PGA costs of approximately $100 million and the recovery of costs associated with the transfer of storage gas inventory to new storage customers in TGP's restructuring proceeding. The PGA Stipulation eliminates all challenges to the PGA costs, but establishes a cap on the charges that may be imposed upon former sales customers. On November 15, 1994, the FERC issued an order approving the PGA Stipulation and resolving all outstanding issues. On April 5, 1995, the FERC issued an order on rehearing affirming its initial approval of the PGA Stipulation. TGP implemented the terms of the PGA Stipulation and made refunds in May 1995. The refunds had no material effect on the Company's reported net income. The orders approving the PGA Stipulation have been appealed to the D.C. Circuit Court of Appeals by certain customers. TGP believes the FERC orders approving the PGA Stipulation will be upheld on appeal.

     TGP is recovering through a surcharge, subject to refund, TBO costs formerly incurred to perform its sales function. The FERC issued an order requiring TGP to refund certain costs from this surcharge and refunds were made in May 1996. TGP is appealing this decision and believes such appeal will likely be successful.

     In order to resolve litigation concerning purchases made by TGP of synthetic gas produced from the Great Plains coal gasification plant ("Great Plains"), TGP, along with three other pipelines, executed four separate settlement agreements with Dakota Gasification Company ("Dakota") and the U.S. Department of Energy ("DOE") and initiated four separate proceedings at the FERC seeking approval to implement the settlement agreements. Among other things, the settlement requires TGP to pay Dakota over a limited period a premium over the spot price for Dakota's production and resolves such litigation. As of December 31, 1996, TGP had paid $86.9 million of this obligation and had a remaining nominal obligation through July 2003 of $54.6 million. The FERC previously ruled that the costs related to the Great Plains project are eligible for recovery through GSR and other special recovery mechanisms and that the costs are eligible for recovery for the duration of the term of the original gas purchase agreements. On October 18, 1994, the FERC consolidated the four proceedings and set them for hearing before an administrative law judge ("ALJ"). The hearing, which concluded in July 1995, was limited to the issue of whether the settlement agreements are prudent. The ALJ concluded, in his initial decision issued in December 1995, that the settlement was imprudent. In December 1996, the FERC unanimously reversed that decision and upheld the settlement among the pipelines, DOE and Dakota, meaning that the full amount to be paid by TGP pursuant to the settlement is recoverable.

     Also related to TGP's GSR costs, on October 14, 1993, TGP was sued in the State District Court of Ector County, Texas, by ICA Energy, Inc. ("ICA") and TransTexas Gas Corporation ("TransTexas"). In that suit, ICA and TransTexas contended that TGP had an obligation to purchase gas production which TransTexas unilaterally attempted to add to the reserves originally dedicated to a 1979 gas contract. An amendment to the pleading sought $1.5 billion from TGP for alleged damages caused by TGP's refusal to purchase gas produced from the TransTexas leases covering the new production and lands. In June 1996, TGP reached a settlement with ICA and TransTexas for $125 million wherein ICA and TransTexas agreed to terminate their contract rights, released TGP from liability under the contract, and indemnified TGP against future claims, including royalty owner claims. TGP has filed with the FERC to recover from its customers amounts previously paid to TransTexas above the market price as well as the $125 million settlement payment. In connection with that litigation, certain royalty interest owners filed a claim against TGP alleging that they are sellers entitled to tender gas to TGP under the settled contract. This claim fell under the indemnification provisions of TGP's settlement with ICA and TransTexas, requiring ICA and TransTexas to defend and indemnify TGP. This royalty owner litigation was settled in December 1996 at no cost to TGP. The royalty owners' claims against TGP have been dismissed.

     TGP has been engaged in other settlement and contract reformation discussions with other holders of certain gas purchase contracts who have sued TGP. On August 1, 1995, the Texas Supreme Court affirmed a ruling of the Texas Court of Appeals favorable to TGP in one of these matters and indicated that it would remand the case to the trial court. On April 18, 1996, however, the Texas Supreme Court withdrew its initial opinion and issued an opinion reversing the Court of Appeals opinion. In June 1996, TGP filed a motion for rehearing with the Texas Supreme Court which was denied in August 1996. In December 1996, TGP entered into settlement agreements with each of the parties to this gas purchase contract. As a result of these settlements, the gas purchase contract is now terminated. TGP paid a total of approximately $72 million to terminate this contract, an amount substantially less than the sum that has been accrued by TGP on account of this gas purchase contract. In addition, all related litigation was terminated. During the course of this action, TGP had either paid, or provided for the payment of, amounts it believes were appropriate to cover the resolution of its contract reformation litigation, including providing a bond in the amount of $206 million. On September 30, 1996, TGP paid approximately $193 million to the producers and the producers agreed to release all but approximately $2 million of the bonded amount. On November 1, 1996, a final order was issued which assessed only $456,000 of the $2 million to TGP and TGP was released from the remaining bond amount. On October 1, 1996, TGP filed to recover the pricing differential portion of this payment from its customers.

     As of September 30, 1996, TGP had deferred GSR costs yet to be recovered from its customers of approximately $527 million, net of $414 million previously recovered from its customers, subject to refund. A phased proceeding is underway at the FERC with respect to the recovery of TGP's GSR costs. Testimony has been completed in connection with Phase I of that proceeding relating to the eligibility of GSR cost recovery; oral argument on eligibility issues was originally set by a FERC ALJ for late October 1996. The Chief Judge of the FERC has since issued orders (i) canceling the October 1996 oral argument, (ii) convening settlement discussions which commenced on October 9, 1996, and (iii) postponing scheduling oral argument on eligibility issues.

     Phase II of the proceeding on the prudency of the costs to be recovered and on certain contract specific eligibility issues has not yet been scheduled. The FERC has generally encouraged pipelines to settle such issues through negotiations with customers. Although the Order 636 transition cost recovery mechanism provides for complete recovery by pipelines of eligible and prudently incurred transition costs, certain customers have challenged the prudence and eligibility of TGP's GSR costs and TGP has engaged in settlement discussions with its customers concerning the amount of such costs in response to the FERC statements acknowledging the desirability of such settlements.

     On October 23, 1996, in anticipation of consummation of the Merger, El Paso reached a preliminary understanding with certain of TGP's customers (the "El Paso Preliminary GSR Understanding"). Under the El Paso Preliminary GSR Understanding, El Paso will settle the customers' challenges to TGP's GSR and other transition costs and establish a cost recovery mechanism for a portion of TGP's transition costs, effective

January 1, 1997. TGP expects that the El Paso Preliminary GSR Understanding will be finalized and filed with the FERC during the first quarter of 1997. The purchase accounting adjustments in the "Unaudited Pro Forma Financial Statements" contained in the December Form 8-K incorporated by reference in this Prospectus assume the settlement with respect to TGP's GSR costs on the terms of the El Paso Preliminary GSR Understanding.

     Assuming the El Paso Preliminary GSR Understanding is finalized and filed with the FERC, non-consenting customers will have the opportunity to object to the proposed settlement. Given the uncertainty over whether the FERC will approve the proposed GSR cost recovery settlement in the form ultimately presented to it and the uncertainty related to predicting the outcome of its gas purchase contract reformation efforts and the associated litigation, TGP is unable to predict the timing or the ultimate impact that the resolution of these issues will have on its combined financial position or results of operations.

ENVIRONMENTAL MATTERS

     Since 1988, TGP has been engaged in an internal project to identify and deal with the presence of polychlorinated biphenyls ("PCBs") and other substances of concern, including substances on the U.S. Environmental Protection Agency ("EPA") List of Hazardous Substances ("HS List") at compressor stations and other facilities operated by both its interstate and intrastate natural gas pipeline systems. While conducting this project, TGP has been in frequent contact with federal and state regulatory agencies, both through informal negotiation and formal entry of consent orders, in order to ensure that its efforts meet regulatory requirements.

     TGP has established a reserve for environmental expenses, which includes:
(i) expected remediation expense and associated onsite, offsite and groundwater technical studies; (ii) legal fees; and (iii) settlement of third-party and governmental litigation, including civil penalties. Through September 30, 1996, TGP has charged approximately $160 million against the environmental reserve, excluding recoveries related to TGP's environmental settlement as discussed below. Of the remaining reserve, $24 million has been recorded on the combined balance sheet under "Payables -- trade" and $128 million under "Deferred credits and other liabilities."

     Due to the current uncertainty regarding the further activity necessary for TGP to address the presence of PCBs, substances on the HS List and other substances of concern on its sites, including the requirements for additional site characterization, the actual amount of such substances at the sites, and the final, site-specific cleanup decisions to be made with respect to cleanup levels and remediation technologies, TGP cannot at this time accurately project what additional costs, if any, may arise from future characterization and remediation activities. While there are still many uncertainties relating to the ultimate costs which may be incurred, based upon TGP's evaluation and experience to date, TGP continues to believe that the recorded estimate for the reserve is adequate.

     Following negotiations with its customers, TGP in May 1995 filed with the FERC a separate Stipulation and Agreement (the "Environmental Stipulation") that establishes a mechanism for recovering a substantial portion of its environmental costs. In November 1995, the FERC issued an order approving the Environmental Stipulation. Although one shipper filed for rehearing, the FERC denied rehearing of its order on February 20, 1996. This shipper filed a Petition for Review on April 22, 1996 in the D.C. Circuit Court of Appeals; TGP believes the FERC order approving the Environmental Stipulation will be upheld on appeal. The effects of the Environmental Stipulation, which was effective as of July 1, 1995, have been recorded with no material effect on the combined financial position or results of operations of the Company. As of September 30, 1996, the balance of the regulatory asset is $54 million.

     The Company has completed settlements with and has received payments from the majority of its liability insurance policy carriers for remediation costs and related claims. The Company believes that the likelihood of recovery of a portion of these remediation costs and claims against the remaining carriers in its pending litigation is reasonably possible. In addition, TGP has settled its pending litigation against and received payment from the manufacturer of the PCB-containing lubricant. These recoveries have been considered in TGP's recording on its books of the Environmental Stipulation.

     TGP is a party in proceedings involving federal and state authorities regarding the past use by TGP of a lubricant containing PCBs in its starting air systems. TGP has executed a consent order with the EPA governing the remediation of certain of its compressor stations and is working with the Pennsylvania and New York environmental agencies to specify the remediation requirements at the Pennsylvania and New York stations. Remediation activities in Pennsylvania are essentially complete; in addition, pursuant to the Consent Order dated August 1, 1995, between TGP and the Pennsylvania Department of Environmental Protection, TGP funded an environmentally beneficial project for $450,000 in April 1996 and paid a $500,000 civil penalty in September 1996. Remediation and characterization work at the compressor stations under its consent order with the EPA and the jurisdiction of the New York Department of Environmental Conservation is ongoing. TGP believes that the ultimate resolution of these matters will not have a material adverse effect on the combined financial position or results of operations of the Company.

     In Commonwealth of Kentucky, Natural Resources and Environmental Protection Cabinet v. Tennessee Gas Pipeline Company (Franklin County Circuit Court, Docket No. 88-C1-1531, November 16, 1988), the Kentucky environmental agency alleged that TGP discharged pollutants into the waters of the state without a permit and disposed of PCBs without a permit. The agency sought an injunction against future discharges, an order to remediate or remove PCBs, and a civil penalty. TGP has entered into agreed orders with the agency to resolve many of the issues raised in the original allegations, has received water discharge permits for its Kentucky stations from the agency, and continues to work to resolve the remaining issues. Counsel for TGP are unable to express an opinion as to the ultimate outcome. TGP believes that the resolution of this issue will not have a material adverse effect on the combined financial position or results of operations of the Company.

     In 1996, TGP sold its subsidiary which owns a 13.2% general partnership interest in Iroquois to ANR Iroquois Inc., a subsidiary of The Coastal Corporation. Iroquois owns an interstate gas pipeline from the Canadian border through the states of New York and Connecticut to Long Island. TGP is still under contract to provide gas dispatching as well as post-construction field operation and maintenance services for the operator of Iroquois, but TGP is not the operator and is not an affiliate of the operator of Iroquois' pipeline system. In the second quarter of 1996, a global settlement was entered into by Iroquois and the operator of Iroquois' pipeline system with the Federal and New York State authorities resolving all criminal, civil and administrative enforcement actions contemplated by such authorities as a result of their investigation of alleged environmental violations which occurred during the construction of the pipeline. No fines or penalties were imposed on TGP, and TGP believes that any environmental matters relating to the construction and operation of the pipeline system by Iroquois will not have a material adverse effect on the combined financial position or results of operations of the Company.

     The Company has identified other sites where environmental remediation expense may be required should there be a change in ownership, operations or applicable regulations. These possibilities cannot be predicted or quantified at this time and, accordingly, no provision has been recorded. However, provisions have been made for all instances where it has been determined that the incurrence of any material remedial expense is reasonably possible. The Company believes that the provisions recorded for its environmental exposures are adequate based on current estimates.

     TGP and certain of its subsidiaries have been designated, have received notice that they could be designated or have been asked for information to determine whether they could be designated as potentially responsible parties ("PRP") with respect to 25 sites under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund) or state equivalents. The Company has sought to resolve its liability as a PRP with respect to these Superfund sites through indemnification by third parties and/or settlements which provide for payment of the Company's allocable share of remediation costs. As of September 30, 1996, the Company has estimated its share of the remediation costs at these sites to be between $7 million and $41 million and has provided reserves that it believes are adequate for such costs. Because the clean-up costs are estimates and are subject to revision as more information becomes available about the extent of remediation required, the Company's estimate of its share of remediation costs could change. Moreover, liability under the federal Superfund statute is joint and several, meaning that the Company could be required to pay in excess of its pro rata share of remediation costs. The Company's understanding of the financial strength of other PRPs has been considered, where appropriate, in its determination of its estimated liability as described herein. The Company presently believes that the costs associated with the current status of such entities as PRPs at the Superfund sites referenced above will not have a material adverse effect on the combined financial position or results of operations of the Company.

     In addition, the Company's liabilities include liabilities to remediate 23 other sites associated with its discontinued operations, pursuant to state and federal laws enacted for the protection of the environment. The Company estimates that as of September 30, 1996, its share of the remediation costs at these sites to be between $23 million and $43 million and has provided reserves that it believes are adequate for such costs. Because the clean-up costs are estimates and are subject to revision as more information becomes available about the extent of remediation required, the Company's estimate of its share of remediation costs could change. The Company presently believes that the costs to remediate these sites will not have a material adverse effect on its combined financial position or results of operations.

     For a discussion of various regulatory proceedings involving cost recovery and contract reformation in connection with the interstate pipeline operations of the Company, see "-- Order 636 Transition Matters."

LEGAL PROCEEDINGS

     In July 1996, TGP was served with a complaint in the matter of Jack J. Grynberg v. Alaska Pipeline Co., et al., filed in the U.S. District Court for the District of Columbia. The plaintiff filed this action under the False Claims Act against several interstate pipelines and others alleging that the defendants mismeasured natural gas produced from federal and Indian lands, which deprived the United States of royalties otherwise due it. Among other things, the plaintiff seeks to recover unspecified treble damages on behalf of the United States. The plaintiff is also seeking to recover his finder's fee and attorneys' fees. All defendants, most of whom are pursuing a combined defense, have filed responsive motions. The plaintiff's response to those motions is due in January 1997. TGP believes that there are valid jurisdictional and procedural defenses to the plaintiff's complaint; however, even if the plaintiff is ultimately entitled to pursue his claims, TGP believes that it has substantive defenses, including that TGP's measurement practices are consistent with industry practice and all applicable standards, regulations, contracts, and tariffs and that TGP should not be liable in any event. Based on information available at this time, TGP does not believe that the ultimate resolution of this matter will have a materially adverse effect on the financial condition of its business.

     In addition to the foregoing proceeding and the proceedings described under "-- Order 636 Transition Matters" and "-- Environmental Matters," TGP and its subsidiaries are parties to numerous other legal proceedings and arising from their present and former operations. TGP believes that the outcome of these other proceedings, individually and in the aggregate, will have no material adverse effect on the combined financial condition or results of operations of the Company.

ACQUISITION BY EL PASO

     On December 12, 1996 El Paso Merger Sub and Old Tenneco completed the Merger pursuant to which Old Tenneco became an indirect subsidiary of El Paso. The Merger was effected in accordance with the Merger Agreement. In the Merger, Old Tenneco changed its name to "El Paso Tennessee Pipeline Co." Prior to the Merger, Old Tenneco and its subsidiaries, including TGP, effected various intercompany transfers and distributions which restructured, divided and separated their businesses, assets and liabilities so that all the assets, liabilities and operations related to the Industrial Business and the Shipbuilding Business were spun-off to Old Tenneco's then existing common stockholders in the Distributions. New Tenneco was subsequently renamed "Tenneco Inc." Following the Distributions, the remaining operations of Old Tenneco, including those of TGP, consisted primarily of those operations related to the transmission and marketing of natural gas. As a result of the Merger, El Paso indirectly owns 100% of the common stock of El Paso Tennessee, representing at the effective time of the Merger approximately 75% of the equity value of El Paso Tennessee; the balance of the equity value of El Paso Tennessee is held by the holders of its 8 1/4% Cumulative Preferred Stock Series A, which was originally issued in a registered public offering in November 1996 and remained outstanding after the Merger. For further information regarding the Merger and related transactions, see

Note 1 to the Company's combined financial statements contained in the January 1997 Form 8-K incorporated by reference herein.

     In preparation for the Merger and Distributions, Old Tenneco initiated a realignment of its indebtedness. As part of this debt realignment, Old Tenneco initiated tender offers for certain issues of its consolidated debt and certain other debt issues were exchanged, defeased or otherwise retired. Upon completion of the debt realignment transactions, the Company remains responsible for its remaining debt after giving effect to the debt realignment. At December 31, 1996, the Company had approximately $130 million aggregate principal amount of such debt outstanding (excluding any debt amount that may be allocated to the Company in purchase accounting as a result of the Merger). The Company recognized an after-tax extraordinary charge of approximately $100 million related to the Company's debt realignment.

     Immediately subsequent to the Merger, El Paso Tennessee had approximately $2.1 billion of borrowings under its $3 billion Revolving Credit and Competitive Advance Facility Agreement, dated as of November 4, 1996 (the "El Paso Tennessee Credit Facility"), among El Paso Tennessee, the banks and other financial institutions party thereto and The Chase Manhattan Bank, as agent. In addition, El Paso Tennessee had approximately $300 million of 8 1/4% Cumulative Preferred Stock, Series A, outstanding and approximately $134 million aggregate principle amount of Old Tenneco debt after giving effect to the debt realignment which was not redeemed or retired as part of the debt realignment transactions. Borrowings under the El Paso Tennessee Credit Facility are guaranteed by El Paso. The primary asset of El Paso Tennessee is its investment in TGP, and management anticipates that the funds necessary to service the debt and other securities of El Paso Tennessee will be provided by El Paso or the operations of the Company. Consequently, the Company may provide funds from operating activities, as well as proceeds from asset sales or financing, to El Paso Tennessee to fund its debt and preferred stock servicing requirements.

     Certain aspects of the Merger and the Distributions are subject to review under federal and state fraudulent conveyance laws. Under these laws, if a court in a lawsuit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy of El Paso Tennessee, New Tenneco or Newport News as a debtor-in-possession) were to determine that Old Tenneco, New Tenneco, Newport News or any of their subsidiaries, including TGP, did not receive fair consideration or reasonably equivalent value for incurring indebtedness or transferring assets in connection with the Merger and the Distributions and that, at the time of the Distributions or such incurrence of indebtedness or transfer of assets, Old Tenneco, New Tenneco, Newport News or any of their subsidiaries, including TGP, (i) was insolvent or would be rendered insolvent,
(ii) had unreasonably small capital with which to carry on its business and all businesses in which it intended to engage, or (iii) intended to incur, or believed it would incur, debts beyond its ability to repay such debts as they would mature, then such court could, among other things, order the Company to return to New Tenneco or Newport News the value of any distributions made by any of them to the Company, bar future dividend and redemption payments on TGP's capital stock, and invalidate, in whole or in part, the transactions in question, as fraudulent conveyances.

     The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction's law is applied. Generally, however, an entity would be considered insolvent if the present fair saleable value of its assets is less than (i) the amount of its liabilities (including contingent liabilities), or (ii) the amount that will be required to pay its probable liabilities on its existing debts as they become absolute and mature. No assurance can be given as to what standard a court would apply in determining insolvency or that a court would not determine that Old Tenneco, New Tenneco, Newport News or any of their subsidiaries, including TGP, was "insolvent" at the time of or after giving effect to the Merger and the Distributions.

                                USE OF PROCEEDS

     Unless otherwise specified in a Prospectus Supplement, TGP will loan or dividend the net proceeds from the sale of the Debt Securities to El Paso Tennessee. El Paso Tennessee has informed TGP that it intends to use such funds to reduce amounts outstanding under the El Paso Tennessee Credit Facility. As of December 31, 1996, there was $1.55 billion outstanding under the El Paso Tennessee Credit Facility maturing November 1999 and bearing interest at a floating rate, which was 5.8679% as of December 31, 1996.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratio of earnings to fixed charges for the Energy Businesses of Tennessee Gas Pipeline Company (see the Notes to combined financial statements contained in the January 8-K incorporated by reference in this Prospectus) for each of the periods indicated:

                                         NINE MONTHS
                                            ENDED               YEARS ENDED DECEMBER 31,
                                        SEPTEMBER 30,   ----------------------------------------
                                            1996        1995     1994     1993     1992     1991
                                        -------------   ----     ----     ----     ----     ----
    Ratio of Earnings to Fixed
      Charges...........................      3.16      2.03     2.28     2.31     1.35     1.66
                                           ======       ======   ======   ======   ======

     The ratio of earnings to fixed charges is based on continuing operations. "Earnings" represent the sum of (a) pretax income before extraordinary loss, plus (b) fixed charges (excluding capitalized interest other than (i) allowance for funds used during construction, and (ii) amortization of interest capitalized applicable to non-utility companies), minus (c) undistributed earnings of affiliated companies in which less than a 50% voting interest is owned. "Fixed charges" consist of interest expense, the portion of rental expense considered to be representative of the interest factor and capitalized interest. These ratios are based upon the amount of interest expense included in the combined statements of income for the Energy Businesses of Tennessee Gas Pipeline Company, which is net of interest allocated to affiliates (see Note 6 to the combined financial statements contained in the January Form 8-K incorporated by reference in this Prospectus).

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities offered hereby will represent unsecured obligations of TGP. The Debt Securities offered hereby will be issued under an Indenture (the "Indenture"), between TGP and The Chase Manhattan Bank, as trustee (the "Trustee"). The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder from time to time in one or more series.

     The terms of the Debt Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Debt Securities are subject to all such terms, and holders of Debt Securities are referred to the Indenture and the Trust Indenture Act for a statement of those terms.

     The statements set forth below in this section are brief summaries of certain provisions contained in the Indenture, do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms, a copy of which Indenture is included as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used in this section and not otherwise defined in this section have the respective meanings assigned to them in the Indenture.

GENERAL

     Reference is made to the Prospectus Supplement relating to the particular series offered thereby for the terms of such Debt Securities, including where applicable: (a) the form and title of the Debt Securities; (b) the aggregate principal amount of the Debt Securities; (c) the date or dates on which the Debt Securities may be issued; (d) the date or dates on which the principal of and premium, if any, on the Debt Securities shall be payable; (e) the rate or rates (which may be fixed or variable) at which the Debt Securities shall bear interest, if any, and the date or dates from which such interest shall accrue;
(f) the dates on which interest, if any, shall be payable and the record dates for the interest payment dates; (g) the place or places where the principal of and premium, if any, and interest, if any, on the Debt Securities of the series will be payable; (h) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which, the Debt Securities may be redeemed at the option of TGP or otherwise; (i) any optional or mandatory redemption or any sinking fund or analogous provisions; (j) if other than denominations of $1,000 and integral multiples thereof, the denominations in which the Debt Securities of the series shall be issuable; (k) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which shall be payable upon declaration of the acceleration of the maturity thereof in accordance with the provisions of the Indenture; (l) the currency or currencies, or currency unit or currency units, in which the principal of and premium, if any, and interest, if any, on the Debt Securities shall be denominated, payable, redeemable or purchasable, as the case may be; (m) any Events of Default (as defined below) with respect to the Debt Securities that differ from those set forth in the Indenture; (n) whether the Debt Securities will be convertible; (o) whether the Debt Securities of such series shall be issued as a global certificate or certificates and, in such case, the identity of the depositary for such series; and (p) any other terms not inconsistent with the Indenture.

     If any Debt Securities offered hereby are sold for foreign currencies or foreign currency units or if the principal of and premium, if any, or interest, if any, on any series of Debt Securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies and currency units will be set forth in the Prospectus Supplement relating thereto.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities offered hereby will be issued only in fully registered form in denominations of $1,000 or any integral multiple thereof. The Debt Securities of a series may be issuable in the form of one or more global certificates, which will be denominated in an amount equal to all or a portion of the aggregate principal amount of such Debt Securities. See "-- Global Debt Securities".

     One or more series of Debt Securities offered hereby may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The Federal income tax consequences and special considerations applicable to any such series of Debt Securities will be described generally in the Prospectus Supplement relating thereto.

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Unless and until such global certificate or certificates are exchanged in whole or in part for Debt Securities in individually certificated form, a global Debt Security may not be transferred except as a whole to a nominee of the Depositary for such global Debt Security, or by a nominee for the Depositary to the Depositary, or to a successor of the Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in a global Debt Security representing all or a portion of a series of Debt Securities will be described in the Prospectus Supplement relating to such series.

CERTAIN COVENANTS

     Limitations on Liens. The Indenture provides that TGP will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any Lien (as defined below) upon any Principal Property (as defined below), whether owned or leased on the date of the Indenture or thereafter acquired, to secure any Debt (as defined below) of TGP or any other Person (as defined below) (other than the Debt Securities issued thereunder), without in any such case making effective provision whereby all of the Debt Securities Outstanding thereunder shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured. There is excluded from this restriction:

          (i) any Lien upon any property or assets of TGP or any Restricted Subsidiary in existence on the date of the Indenture or created pursuant to an "after-acquired property" clause or similar term in existence on the date of the Indenture or any mortgage, pledge agreement, security agreement or other similar instrument in existence on the date of the Indenture;

          (ii) any Lien upon any property or assets created at the time of acquisition of such property or assets by TGP or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year of such acquisition;

          (iii) any Lien upon any property or assets existing thereon at the time of the acquisition thereof by TGP or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by TGP or any Restricted Subsidiary);

          (iv) any Lien upon any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise;

          (v) the assumption by TGP or any Restricted Subsidiary of obligations secured by any Lien existing at the time of the acquisition by TGP or any Restricted Subsidiary of the property or assets subject to such Lien or at the time of the acquisition of the Person which owns such property or assets;

          (vi) any Lien on property to secure all or part of the cost of construction or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after completion of such construction or making of such improvements, to provide funds for any such purpose;

          (vii) any Lien on any oil, gas, mineral and processing and other plant properties to secure the payment of costs, expenses or liabilities incurred under any lease or grant or operating or other similar agreement in connection with or incident to the exploration, development, maintenance or operation of such properties;

          (viii) any Lien arising from or in connection with a conveyance by TGP or any Restricted Subsidiary of any production payment with respect to oil, gas, natural gas, carbon dioxide, sulphur, helium, coal, metals, minerals, steam, timber or other natural resources;

          (ix) any Lien in favor of TGP or any Restricted Subsidiary;

          (x) any Lien created or assumed by TGP or any Restricted Subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the holder of such Debt pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute, for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by TGP or any Subsidiary;

          (xi) any Lien upon property or assets of any foreign Restricted Subsidiary to secure Debt of that foreign Restricted Subsidiary;

          (xii) Permitted Liens (as defined below);

          (xiii) any Lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by clauses (i) through (xii), inclusive, above; or

          (xiv) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refundings or replacements) of any Lien, in whole or in part, that is referred to in clauses (i) through (xiii), inclusive, above, or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the greater of the principal amount of Debt so secured at the time of such extension, renewal, refinancing, refunding or replacement and the original principal amount of Debt so secured (plus in each case the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement); provided further, however, that such extension, renewal, refinancing, refunding or replacement shall be limited to all or a part of the property (including improvements, alterations and repairs on such property) subject to the encumbrance so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property).

     Notwithstanding the foregoing, under the Indenture, TGP may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any Lien upon any Principal Property to secure Debt of

TGP or any Person (other than the Debt Securities) that is not excepted by clauses (i) through (xiv), inclusive, above without securing the Debt Securities issued under the Indenture, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all similar Liens, together with all net sale proceeds from Sale-Leaseback Transactions (as defined below) (excluding Sale-Leaseback Transactions permitted by clauses (i) through (iv), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 15% of Consolidated Net Tangible Assets (as defined below).

     Restriction on Sale-Leasebacks. The Indenture provides that TGP will not, nor will it permit any Restricted Subsidiary to, engage in a Sale-Leaseback Transaction, unless: (i) such Sale-Leaseback Transaction occurs within one year from the date of acquisition of the Principal Property subject thereto or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later; (ii) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;
(iii) TGP or such Restricted Subsidiary would be entitled to incur Debt secured by a Lien on the Principal Property subject thereto in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without securing the Debt Securities; or (iv) TGP or such Restricted Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the repayment, redemption or retirement of Funded Debt (as defined below) of TGP or any Subsidiary, or (B) investment in another Principal Property.

     Notwithstanding the foregoing, under the Indenture, TGP may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (i) through (iv), inclusive, of the above paragraph, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding Debt (other than the Debt Securities) secured by Liens upon Principal Properties not excepted by clauses (i) through (xiv), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 15% of the Consolidated Net Tangible Assets.

     Certain Defined Terms. As used herein:

     "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom (i) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and (ii) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth on the consolidated balance sheet of TGP and its consolidated subsidiaries for TGP's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

     "Debt" means any obligation created or assumed by any Person for the repayment of money borrowed and any purchase money obligation created or assumed by such Person.

     "Funded Debt" means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

     "Lien" means any mortgage, pledge, security interest, charge, lien or other encumbrance of any kind, whether or not filed, recorded or perfected under applicable law.

     "Permitted Liens" means: (i) Liens upon rights-of-way for pipeline purposes; (ii) any governmental Lien, mechanics', materialmen's, carriers' or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction; (iii) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property; (iv) Liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by TGP or any Subsidiary in good faith; (v) Liens of, or to secure performance of, leases; (vi) any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings; (vii) any Lien upon property or assets acquired or sold by TGP or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables; (viii) any Lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations; (ix) any Lien upon any property or assets in accordance with customary banking practice to secure any Debt incurred by TGP or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries; or (x) any Lien in favor of the United States of America or any state thereof, or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance or other payments pursuant to any contract or statute, or any Lien securing industrial development, pollution control or similar revenue bonds.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization, or government or any agency or political subdivision thereof.

     "Principal Property" means (a) any pipeline assets of TGP or any Subsidiary, including any related facilities employed in the transportation, distribution or marketing of natural gas, that are located in the United States or Canada, and (b) any processing or manufacturing plant owned or leased by TGP or any Subsidiary that is located within the United States or Canada, except, in the case of either clause (a) or (b), any such assets or plant which, in the opinion of TGP's Board of Directors, is not material in relation to the activities of TGP and its Subsidiaries as a whole.

     "Restricted Subsidiary" means any Subsidiary of TGP owning or leasing any Principal Property.

     "Sale-Leaseback Transaction" means the sale or transfer by TGP or any Restricted Subsidiary of any Principal Property to a Person (other than TGP or a Subsidiary) and the taking back by TGP or any Restricted Subsidiary, as the case may be, of a lease of such Principal Property.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that TGP may, without the consent of the Trustee or the holders of any Debt Securities issued thereunder, consolidate or merge with, or sell, lease or transfer its properties and assets as, or substantially as, an entirety to, any Person, provided that (i) either TGP is the surviving entity or such successor Person shall expressly assume the due and punctual payment of the principal of, and any premium and interest on, all the Debt Securities and the performance or observance of every covenant and condition of the Indenture on the part of TGP to be performed or observed, (ii) immediately after giving effect to the transaction, no Default or Event of Default exists, and (iii) TGP has delivered the Officer's Certificate and Opinion of Counsel required by the Indenture. Any such successor Person shall succeed to and be substituted for, and may exercise every right and power of, TGP under the Indenture with the same effect as if it had been named a party in the Indenture and TGP shall, except in the case of a lease, be released and discharged from all its obligations under the Debt Securities and the Indenture.

EVENTS OF DEFAULT

     An "Event of Default" will occur under the Indenture with respect to Debt Securities of a particular series issued thereunder upon: (a) default in the payment of the principal of, or premium, if any, on, any Debt Security of such series at its maturity; (b) default in the payment of any interest on any Debt Security of such series when it becomes due and payable and continuance of such default for a period of 30 days; (c) default in the performance, or breach, of any term, covenant or warranty contained in the Indenture with respect to such series for a period of 60 days upon giving written notice as provided in the Indenture; (d) the occurrence of certain events of bankruptcy; or (e) any other Event of Default applicable to such series.

     The Indenture provides that if an Event of Default with respect to a series of Debt Securities issued thereunder shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of Debt Securities of such series then outstanding may declare the principal amount of all Debt Securities of such series to be due and payable immediately upon giving written notice as provided in the Indenture. The Indenture provides that the holders of a majority in principal amount of Debt Securities then outstanding of such series may rescind and annul such declaration and its consequences under certain circumstances.

     The holders of a majority in principal amount of Debt Securities of a series then outstanding may waive past defaults under the Indenture with respect to such series and its consequences (except a continuing default in the payment of principal of or premium, if any, or interest on any series of Debt Securities or a default in respect of any covenant or provision of the Indenture which cannot be modified or amended by a supplemental indenture without the consent of the holder of each outstanding Debt Security affected thereby).

     Pursuant to the Indenture, the holders of a majority in aggregate principal amount of all affected series of Debt Securities then outstanding may direct with respect to such series the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any rule of law or the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of any holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with any such direction.

     Under the terms of the Indenture, TGP is required to furnish to the Trustee annually an Officer's Certificate to the effect that to the best of such officer's knowledge, TGP is not in default in the performance and observance of the terms, provisions and conditions of the Indenture or, if such officer has knowledge that TGP is in default, specifying such default. The Indenture requires the Trustee to give to all holders of Debt Securities outstanding thereunder notice of any default by TGP in the manner provided in the Indenture, unless such Default shall have been cured or waived; however, except in the case of a default in the payment of principal of and premium, if any, or interest, if any, on any Debt Securities outstanding thereunder, the Trustee is entitled to withhold such notice in the event that the board of directors, the executive committee, or a trust committee of directors or certain officers of the Trustee in good faith determine that withholding such notice is in the interest of the holders of such outstanding Debt Securities.

SATISFACTION AND DISCHARGE; LEGAL AND COVENANT DEFEASANCE

     Under the terms of the Indenture, TGP may satisfy and discharge certain obligations to holders of Debt Securities of any series which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year or are to be called for redemption within one year by (i) depositing or causing to be deposited with the Trustee funds in an amount sufficient to pay the principal and any premium and interest to the date of such deposit (in case of Debt Securities of such series which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, (ii) paying or causing to be paid all other sums payable under the Indenture with respect to such Debt Securities, and (iii) delivering to the Trustee an Officer's Certificate and Opinion of Counsel relating to such satisfaction and discharge.

     The Indenture also provides that TGP and any other obligor, if any, will be discharged from any and all obligations in respect of any series of Debt Securities issued thereunder (excluding, however, certain obligations, such as the obligation to register the transfer or exchange of such outstanding Debt Securities of such series, to replace stolen, lost, mutilated or destroyed certificates, to pay principal and interest on the original stated due dates or specified redemption date, to make any sinking fund payments, and to maintain paying agencies) on the 91st day following the deposit referred to in the following clause (i), subject to the following conditions: (i) the irrevocable deposit, in trust, of cash or U.S. Government Obligations (or a combination thereof) which through the payment of interest and principal thereof in accordance with their terms will provide cash in an amount sufficient to pay the principal and interest and premium, if any, on the outstanding Debt Securities of such series and any mandatory sinking fund payments, in each case, on the stated maturity of such payments in accordance with the terms of the Indenture and the outstanding Debt Securities of such series or on any Redemption Date established pursuant to clause (iii) below; (ii) TGP's receipt of an Opinion of Counsel based on the fact that (A) TGP has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case, to the effect that, and confirming that, the holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred; (iii) if the Debt Securities are to be redeemed prior to Stated Maturity (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to the Indenture or provision therefor satisfactory to the Trustee shall have been made; (iv) no Event of Default or event which with notice or lapse of time or both would become an Event of Default will have occurred and be continuing on the date of such deposit; and (v) TGP's delivery to the Trustee of an Officer's Certificate and an Opinion of Counsel, each stating that the conditions precedent under the Indenture have been complied with.

     Under the Indenture, TGP also may discharge its obligations referred to above under "-- Certain Covenants" and "-- Consolidation, Merger and Sale of Assets", as well as certain of its obligations relating to reporting obligations under the Indenture, in respect of any series of Debt Securities on the 91st day following the deposit referred to in clause (i) in the immediately preceding paragraph, subject to satisfaction of the conditions described in clauses (i),
(iii), (iv) and (v) in the immediately preceding paragraph with respect to such series of Debt Securities and the delivery of an Opinion of Counsel confirming that the holders of the Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and covenant defeasance had not occurred.

CHANGES IN CONTROL AND HIGHLY LEVERAGED TRANSACTIONS

     The Indenture does not contain provisions requiring redemption of the Debt Securities issued thereunder, or adjustment to any terms of such Debt Securities, upon any change in control of TGP.

     Other than the limitations on Liens and the restriction on Sale-Leaseback Transactions described above under "--Certain Covenants", the Indenture does not contain any covenant or other provisions designed to afford holders of the Debt Securities issued thereunder protection in the event of a highly leveraged transaction involving TGP.

MODIFICATION OF THE INDENTURE

     The Indenture provides that TGP and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities issued thereunder to: (a) secure any of such Debt Securities; (b) evidence the succession of another Person to TGP under the Indenture and the Debt Securities and the assumption by such successor Person of the obligations of TGP thereunder; (c) add covenants and Events of Default for the benefit of the holders of all or any series of such Debt Securities or to surrender any right or power conferred by the Indenture upon TGP; (d) add to, change or eliminate any of the provisions of the Indenture, provided that any such addition, change or elimination shall become effective only after there are no such Debt Securities of any series entitled to the benefit of such provision outstanding;
(e) establish the forms or terms of the Debt Securities of any series issued thereunder; (f) cure any ambiguity or correct any inconsistency in the Indenture; (g) evidence the acceptance of appointment by a successor trustee; and (h) qualify the Indenture under the Trust Indenture Act.

     The Indenture also contains provisions permitting TGP and the Trustee, with the consent of the holders of a majority in aggregate principal amount of all outstanding Debt Securities affected by such supplemental indenture (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture, or modify in any manner the rights of the holders of such Debt Securities, provided that TGP and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) change the stated maturity of the principal of or any installment of principal of or interest, if any, on, any Debt Security, or reduce the principal amount thereof or premium, if any, on or the rate of interest thereon, (b) reduce the percentage in principal amount of Debt Securities required for any such supplemental indenture or for any waiver provided for in the Indenture, (c) change TGP's obligation to maintain an office or agency for payment of Debt Securities and the other matters specified therein, or (d) modify any of the provisions of the Indenture relating to the execution of supplemental indentures with the consent of holders of Debt Securities which are discussed in this paragraph or modify any provisions relating to the waiver by holders of past defaults and certain covenants, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby.

NO PERSONAL LIABILITY OF OFFICERS, DIRECTORS, EMPLOYEES OR STOCKHOLDERS

     No director, officer, employee or stockholder, as such, of TGP or any of its affiliates shall have any personal liability in respect of the obligations of TGP under the Indenture or the Debt Securities by reason of his, her or its status as such.

APPLICABLE LAW

     The Indenture is, and the Debt Securities offered hereby will be, governed by, and construed in accordance with, the laws of the State of New York.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture contains limitations on the rights of the Trustee, should it become a creditor of TGP, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

     The Chase Manhattan Bank, a New York banking corporation, is the Trustee under the Indenture. TGP and its affiliates maintain banking and other commercial relationships with The Chase Manhattan Bank in the ordinary course of business. In particular, the Chase Manhattan Bank is the agent and a lender under the revolving credit facilities of El Paso and El Paso Tennessee, including the El Paso Tennessee Credit Facility.

                              PLAN OF DISTRIBUTION

     TGP may offer or sell Debt Securities to or through one or more underwriters, dealers or agents as designated from time to time, or through a combination of such methods, and also may offer or sell the Debt Securities directly to one or more other purchasers. TGP may sell Debt Securities as soon as practicable after effectiveness of the Registration Statement of which this Prospectus is a part.

     A Prospectus Supplement will set forth the terms of the offering of the particular series of Debt Securities offered thereby, including: (i) the name or names of any underwriters or agents; (ii) the initial public offering or purchase price of such series of Debt Securities; (iii) any underwriting discounts, commissions, and other items constituting underwriters' compensation and any other discount, concessions, or commissions allowed or reallowed or paid by any underwriters to other dealers; (iv) any commissions paid to any agents;
(v) the net proceeds to TGP from the sales; and (vi) any securities exchanges or markets on which the Debt Securities may be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

     The Debt Securities may be offered and sold by TGP directly or through agents designated by TGP from time to time. Unless otherwise indicated in the related Prospectus Supplement, each such agent will be acting on a best efforts basis for the period of its appointment. Any agent participating in the distribution of Debt Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to such series of Debt Securities. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with TGP, to indemnification by TGP against certain civil liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, TGP in the ordinary course of business.

     All Debt Securities offered will be a new issue of securities with no established trading market. Any underwriter to whom Debt Securities are sold by TGP for public offering and sale may make a market in such Debt, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Debt Securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given as to the liquidity of or the trading markets for any Debt Securities.

                                 LEGAL MATTERS

     The validity of the Debt Securities will be passed upon for TGP by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. If the Debt Securities are being distributed in an underwritten offering, the validity of the Debt Securities will be passed upon for the underwriters by counsel identified in the related Prospectus Supplement.

                                    EXPERTS

     The audited combined financial statements and schedule of the Energy Businesses of Tennessee Gas Pipeline Company as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, included in the January Form 8-K incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than selling or underwriting discounts and commissions, to be incurred by TGP in connection with the issuance and distribution of the Securities being registered. All amounts shown are estimated except the Commission registration fee.

    Securities and Exchange Commission registration fee.......................  $303,031
    Blue Sky expenses, including legal fees...................................         *
    Printing and engraving expenses...........................................         *
    Legal fees and expenses...................................................         *
    Rating agency fees........................................................         *
    Accounting fees and expenses..............................................         *
    Trustee's fees and expenses...............................................         *
    Miscellaneous.............................................................         *
                                                                                ----------
              Total...........................................................  $      *
                                                                                ==========

---------------

* To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorney's fees), judgments, fines and amounts paid in settlement in connection with specified actions, rules, or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

     Section 17 of the By-laws of TGP provide as follows:

          "Each person who is or was a director or officer of the corporation, or who serves or may have served at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) and who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether criminal, civil, administrative or investigative, including appeals, shall be indemnified by the corporation as a matter of right to the full extent permitted or authorized by the Corporation Law of the state of incorporation of the corporation, as it may from time to time be amended, against any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in his capacity as a director or officer, or arising out of his status as a director or officer. Each person who is or was an employee or agent of the corporation, or who serves or may have served at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) may, at the discretion of the Board, be indemnified by the corporation to the same extent as provided herein with respect to directors and officers of the corporation.

          The corporation may, but shall not be obligated to, maintain insurance at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the corporation, or is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such. The corporation may, but shall not be obligated to, pay expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding.

          The indemnification provided by this Section 17 shall not be exclusive of any other rights to which those seeking indemnification may be entitled as a matter of law or under any agreement, vote of stockholders or disinterested directors or otherwise."

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or
(iv) any transaction from which the director derived an improper, personal benefit. The Certificate of Incorporation of TGP contains such a provision.

     El Paso maintains directors' and officers' liability insurance which provides for payment, on behalf of the directors and officers of El Paso and its subsidiaries, including TGP, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act, for acts or omissions by such persons while acting as directors or officers of TGP and/or its subsidiaries, including TGP, as the case may be.

     Reference is made to Exhibit 1 hereto, which contains provisions for indemnification of TGP, and its directors, officers, and any controlling persons, against certain liabilities for information furnished by the underwriters and/or agents, as applicable, expressly for use in the Prospectus Supplements.

ITEM 16. EXHIBITS

    EXHIBIT NO.                                      EXHIBITS
-------------------- ------------------------------------------------------------------------
        *1           -- Form of Underwriting Agreement
        *4           -- Form of Indenture between TGP and The Chase Manhattan Bank, as
                        Trustee
        *5           -- Opinion of Fried, Frank, Harris, Shriver & Jacobson as to the
                        legality of the Debt Securities
        12           -- Computation of Ratio of Earnings to Fixed Charges
        23.1         -- Consent of Arthur Andersen LLP
       *23.2         -- Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
                        Exhibit 5)
        25           -- Form T-1 Statement of Eligibility under the Trust Indenture Act of
                        1939 of The Chase Manhattan Bank, as Trustee

---------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS

     A. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (b) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

             (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs A(1)(a) and A(1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned Registration hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 22, 1997.

                                            TENNESSEE GAS PIPELINE COMPANY

                                            By:     /s/  WILLIAM A. WISE

                                              ----------------------------------
                                                       William A. Wise
                                                    Chairman of the Board

     Each person whose individual signature appears below hereby authorizes H. Brent Austin and Britton White, Jr. and each of them as attorneys-in-fact with full power of substitution, to execute in the name and on behalf of such person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates as indicated.

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------   ----------------------------   -----------------

          /s/  WILLIAM A. WISE                  Chairman of the Board and       January 22, 1997
---------------------------------------------   Director (Principal
               William A. Wise                  Executive Officer)

      /s/  JOHN W. SOMERHALDER II               President and Director          January 22, 1997
---------------------------------------------
           John W. Somerhalder II

          /s/  H. BRENT AUSTIN                  Senior Vice President and       January 22, 1997
---------------------------------------------   Director (Principal
               H. Brent Austin                  Financial Officer)

         /s/  JEFFREY I. BEASON                 Vice President and              January 22, 1997
---------------------------------------------   Controller (Principal
              Jeffrey I. Beason                 Accounting Officer)

                               INDEX TO EXHIBITS

 EXHIBIT
   NO.                                    EXHIBITS
---------- ----------------------------------------------------------------------
   *1      -- Form of Underwriting Agreement
   *4      -- Form of Indenture between TGP and The Chase Manhattan Bank, as
              Trustee
   *5      -- Opinion of Fried, Frank, Harris, Shriver & Jacobson as to the
              legality of the Debt Securities
   12      -- Computation of Ratio of Earnings to Fixed Charges
   23.1    -- Consent of Arthur Andersen LLP
  *23.2    -- Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
              Exhibit 5)
   25      -- Form T-1 Statement of Eligibility under the Trust Indenture Act of
              1939 of The Chase Manhattan Bank, as Trustee

---------------

* To be filed by amendment.